November 14, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re: catTHIS Holdings Corp.

Amendment No.1 to Registration Statement on Form S-1

Filed on August 11, 2022

File No. 333-264963

To the men and women of the SEC:

On behalf of catTHIS Holdings Corp. (“catTHIS”,”our”, “we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated August 26, 2022 addressed to Mr Yeo Choon Pin, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on August 11, 2022.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Form S-1/A Filed August 11, 2022

Amendment No.1 to Registration Statement on Form S-1/A

Management’s Discussion and Analysis, page 9

1. Provide more detailed disclosure about how you currently (and plan to in the future) generate revenues. For example, clarify whether you sell (or plan to sell) subscriptions to your customers, or whether you generate revenue strictly on a project by project basis. Discuss whether the number of users downloading customers’ catalogues employing your technology affect the amount of revenues that you generate from customers.

Company Response:

Our response to the above comment has been added to the page 9. The revenue generated was a result of service fee paid by client to carry out catalogue management services and studio production services. The revenue derived is not dependent on the number of user of catTHIS app.

Currently the company has yet to generate any advertising revenue as direct result of catTHIS’s user big data. The company may start monetizing on the big data when the number of users exceed 100,000.

How We Plan to Offer and Sell Our Shares, page 18

2. Please add your disclosure responsive to prior comment 2 to the How We Plan to Offer and Sell Our Shares section.

Company Response:

Our response to the above comment has been added to the page 18.

Index to Financial Statements, page 23

3. Please revise or advise as we have reviewed your response to prior comment 11 and noted that the following issues were not addressed:

●	A search of “date of inception” indicates that various pages of the amendment continue to label dates of inception as both January 4, 2021 and June 25, 2021.
●	On page F-3, the Loss before Income Tax of ($312,597) plus the Income Tax Provision of ($312,597) appears to add up to a Net Loss of ($312,597), which does not appear to be correct.
●	The columns of the Consolidated Statement of Changes in Shareholders’ Equity on page F-4 do not reconcile to the line items of the Balance Sheet on page F-2. In this regard, the Total Equity column on page F-4 shows $6,550 in Exchange Reserve, but there is no adjustment column in the table.

Company Response:

●	Our response to the comment of “date of inception” has been updated as January 4, 2021 to various pages.
●	Our response to the comment of Loss before Income Tax has been updated to various pages.
●	Our response to the comment of Consolidates Statement of Changes in Shareholders’ Equity has been updated to page F-4.

Item 16. Exhibits and Financial Statement Schedules, page 26

4. Please have your Independent Registered Public Accounting Firm update the date of the consent and refer to the most recent amendment number.

Company Response:

You may find our response for the above comment updated in exhibit 23.1.

Consolidated Financial Statements (Unaudited), page F-16

5. Please revise or advise as we have reviewed your unaudited financial statements and noted the following issues:

●	The columns of the Consolidated Statement of Changes in Shareholders’ Equity on page F-19 do not reconcile to the line items of the Balance Sheet on page F-17. In this regard, the Total Equity column on page F-19 shows activity in Exchange Reserve, but there is no adjustment column in the table reflecting the activity and reflecting the cumulative Exchange Reserve balance that would reconcile to the balance sheet.
●	Additionally on page F-19, the line item for the Exchange Reserve amount of $6,500 in 2021 is not labelled as such.
●	Further on page F-19, the balance of Additional Paid in Capital as of March 31, 2022 is $0, which does not tie to the balance sheet amount of $703,648.

Company Response:

●	You may find our response on page F-19 of statement of changes in shareholders equity.
●	You may find our response on page F-19 where we had labelled accordingly.
●	You may find our response on page F-19 where we had updated accordingly.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 14, 2022

/s/ Yeo Choon Pin
Yeo Choon Pin
Chief Executive Officer